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SEC FILE NUMBER
8-66645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CND FINANCIAL LTD

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31240 BECK RD.
(No. and Street)

BULVERDE	TEXAS	78163
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MILTON COLLIER	800-810-3355	MCOLLIER@CNDFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PHILLIP V. GEORGE, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	CELESTE	TEXAS	75423
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MILTON C. COLLIER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CND FINANCIAL LTD _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNIFER L COX
Notary ID #125832054
My Commission Expires
September 25, 2022

Jennifer Cox
Notary Public

Signature: _[signature]_

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CND Financial Ltd. as of December 31, 2021, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CND Financial Ltd. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CND Financial Ltd.'s management. Our responsibility is to express an opinion on CND Financial Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CND Financial Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CND Financial Ltd.'s financial statements. The supplemental information is the responsibility of CND Financial Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

We have served as CND Financial Ltd.'s auditor since 2009.

Celeste, Texas
March 22, 2022

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com


CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021


ASSETS		
Cash	$	51,801
Accounts receivable		12,693
Property and equipment, net		594
TOTAL ASSETS	$	**65,088**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	875
Accrued compensation and related costs		6,123
Total Liabilities		6,998
Partners' Capital		58,090
TOTAL LIABILITIES & PARTNERS' CAPITAL	$	**65,088**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:

Underwriting and related fees	$	118,332
Mutual fund commissions		6,671
Total Revenues		125,003

Expenses:

Communications	18,051
Compensation and related costs	92,720
Occupancy and equipment costs	19,137
Professional fees	25,062
Promotion	200
Regulatory fees	13,401
Other expenses	769
Total Expenses	169,340

NET LOSS	$	**(44,337)**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2021

	General Partner	Limited Partner	Total
Balances, December 31, 2020	$ 23,437	$ 96,990	$ 120,427
Partner distributions	-	(18,000)	(18,000)
Net loss	(443)	(43,894)	(44,337)
Balances, December 31, 2021	$ 22,994	$ 35,096	$ 58,090

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(44,337)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(12,693)
Decrease in accounts payable and accrued expenses		(5,359)
Increase in accrued compensation and related cost		6,123
Net cash used in operating activities		(56,266)

CASH FLOWS USED FOR FINANCING ACTIVITIES:

Partner distributions	(18,000)
Net decrease in cash	(74,266)
Cash at beginning of year	126,067
Cash at end of year	$ 51,801

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

There was no cash paid during the period for interest or income taxes

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

The Partnership's operations consist primarily of providing best effort bond underwriting and consulting services for churches throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated lives of three to five years.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue from contracts with customers includes commissions and related fees from the participation in church bond underwritings and mutual fund commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Partnership participates in best efforts bond underwritings for churches that want to raise funds through a sale of debt securities. Revenue is recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant action which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering documents, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers and other fees received from customers are reflected as contract liabilities and are recognized over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

CND FINANCIAL LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Partnership has a net capital of $49,992 which was $44,992 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 0.14 to 1.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$26,174
Accumulated depreciation	(25,580)
	$ 594

NOTE 4 – RELATED PARTY TRANSACTIONS

The Partnership leases back office software under a software licensing agreement (Agreement) from a related party company controlled by an officer of the Partnership. The Agreement was for an original one-year term and renews annually unless canceled by either party, and has automatically renewed through 2022. The Agreement requires a base payment of $1,700 per month, with additional costs assessed for new users and custom programming. The related party company at its own discretion may waive any of the payments due under the Agreement. During 2021, $4,800 was waived by the related party. Amounts incurred and paid under this Agreement totaled $15,600 for 2021 and is included in occupancy and equipment costs in the accompanying statement of income.

The limited partner, who is also the managing member of the General Partner, provides office space to the Partnership at no cost to the Partnership.

The related party transactions noted above were not consummated on terms equivalent to arm's length transactions.

NOTE 5 – CONCENTRATION OF REVENUE

The Partnership earned underwriting and related fees from church bond underwritings totaling $58,170, or approximately 47% of total revenue.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2021, through March 22, 2022, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	58,090
Deductions and/or charges:		
Non-allowable assets		
Accounts receivable		7,504
Property and equipment, net		594
Total deductions and/or charges		8,098
Net Capital	$	49,992

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses		875
Accrued compensation and related costs		6,123
Total aggregate indebtedness	$	6,998
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	44,992
Ratio of aggregate indebtedness to net capital		.14 to 1

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2021

Reconciliation of Computation of Net Capital

Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report	$ 60,971
Increase in cash	1,265
Increase in non-allowable accounts receivable	(7,504)
Increase in commissions payable	(4,741)
Rounding	1
Net capital as computed above	$ 49,992

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Partnership does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CND Financial Ltd. (the Partnership) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Partnership limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CND Financial Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CND Financial Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 22, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



CND FINANCIAL LTD

CND Financial Ltd.'s Exemption Report

CND Financial Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CND Financial Ltd

I, Milton C. Collier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Milton C. Collier

By: ______________________________

Milton C. Collier
President

February 3, 2022

Corporate Office 31240 Beck RD, P.O. Box 203 Bulverde, Texas 78163 830.253.4333 TEL 800.810.3355 Toll